

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Via E-mail
Paul Rosenberg
Chief Executive Officer
mCig, Inc
433 North Camden Drive, 6th Floor
Beverly Hills, CA 90210

>   **Re: mCig, Inc.**
>   **Form 10-K for Fiscal Year Ended April 30, 2014**
>   **Filed August 13, 2014**
>   **Form 10-K for Fiscal Year Ended April 30, 2013**
>   **Filed July 29, 2013**
>   **File No. 333-175941**

Dear Mr. Rosenberg:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William Robinson Eilers, Esq.
        Joseph Emas, Esq.